# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Appian Corporation, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McClean, Virginia (VA), 22102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001802797

## Reporting persons
- Lead Edge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,878,544; sole dispositive power 0; shared dispositive power 2,878,544; aggregate amount beneficially owned 2,878,544 (6.8% of the class)
  Comment: Please see note in Item 4(a)
- Mitchell Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,878,544; sole dispositive power 0; shared dispositive power 2,878,544; aggregate amount beneficially owned 2,878,544 (6.8% of the class)
  Comment: Please see note in Item 4(a)
- Brian Neider: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,878,544; sole dispositive power 0; shared dispositive power 2,878,544; aggregate amount beneficially owned 2,878,544 (6.8% of the class)
  Comment: Please see note in Item 4(a)
- Nimay Mehta: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,878,544; sole dispositive power 0; shared dispositive power 2,878,544; aggregate amount beneficially owned 2,878,544 (6.8% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Appian Corporation
Address of issuer's principal executive offices:
7950 Jones Branch Drive
McClean, Virginia 22102

## Item 2. Person Filing
Name of person filing:
Lead Edge Capital Management, LLC*
Mitchell Green*
Brian Neider*
Nimay Mehta*
Address of principal business office or, if none, residence:
96 Spring Street, Floors 5 & 6
New York, New York 10012
Citizenship:
Lead Edge Capital Management, LLC - Delaware
Mitchell Green - United States
Brian Neider - United States
Nimay Mehta - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Lead Edge Capital Management, LLC: 2,878,544*

Mitchell Green: 2,878,544*

Brian Neider: 2,878,544*

Nimay Mehta: 2,878,544*

*The Common Stock (the "Shares") of Appian Corporation (the "Issuer") reported herein represents Shares that are held by private investment funds (the "Lead Edge Entities") for which Lead Edge Capital Management, LLC serves as the investment manager (the "Investment Manager"). Mitchell Green, Brian Neider, and Nimay Mehta serve as the managing members of the Investment Manager (the "Managing Members", and collectively with the Lead Edge Entities and the Investment Manager, the "Reporting Persons.") By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Lead Edge Entities.

The percent of class reported herein is based upon statements in the Issuer's Form 10-Q filed on May 7, 2026 that there were 42,324,735 Shares outstanding as of May 4, 2026.

This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Lead Edge Capital Management, LLC - 6.8%*
Mitchell Green - 6.8%*
Brian Neider - 6.8%*
Nimay Mehta - 6.8%*
Sole power to vote or to direct the vote:
Lead Edge Capital Management, LLC - 0
Mitchell Green - 0
Brian Neider - 0
Nimay Mehta - 0
Shared power to vote or to direct the vote:
Lead Edge Capital Management, LLC - 2,878,544*
Mitchell Green - 2,878,544*
Brian Neider - 2,878,544*
Nimay Mehta - 2,878,544*
Sole power to dispose or to direct the disposition:
Lead Edge Capital Management, LLC - 0
Mitchell Green - 0
Brian Neider - 0
Nimay Mehta - 0
Shared power to dispose or to direct the disposition:
Lead Edge Capital Management, LLC - 2,878,544*
Mitchell Green - 2,878,544*
Brian Neider - 2,878,544*
Nimay Mehta - 2,878,544*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lead Edge Capital Management, LLC: /s/ Mitchell Green, Mitchell Green, Managing Member (06/30/2026)
- Mitchell Green: /s/ Mitchell Green, Mitchell Green, Individually (06/30/2026)
- Brian Neider: /s/ Brian Neider, Brian Neider, Managing Member (06/30/2026)
- Nimay Mehta: /s/ Nimay Mehta, Nimay Mehta, Managing Member (06/30/2026)